UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Hitachi Mediko Kabushiki Kaisha

(Name of Subject Company)

Hitachi Medical Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hitachi, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hitachi Medical Corporation

4-14-1, Soto-Kanda, Chiyoda-ku, Tokyo 101-0021,

Japan

+81-03-3526-8880

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Legal Division

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

+81-3-3258-1111

Theodore A. Paradise

Davis Polk & Wardwell LLP

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5574-2600

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I	INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	See Exhibit I-1: English translation of News Release dated January 30, 2014 regarding the share exchange between Hitachi, Ltd. and Hitachi Medical Corporation

(b)	Not applicable.

Item 2.	Informational Legends

Included in Exhibit I-1.

PART II	INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Exhibits II-1: English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 30, 2014 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Medical Corporation, filed by Hitachi, Ltd. and II-2: English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 30, 2014 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Medical Corporation, filed by Hitachi Medical Corporation.

(2)	Not applicable.

(3)	Not applicable.

PART III	CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on January 30, 2014.

PART IV	SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshiaki Kuzuoka
(Signature)

Toshiaki Kuzuoka
Senior Vice President and Executive Officer
(Name and Title)

January 30, 2014
(Date)